UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Martin Marietta Materials, Inc.
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 573284106
(CUSIP Number)

NNS Holding
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Cayman Islands
Tel: 202 2461 1103

With a Copy to:

Geoffrey W. Levin Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 Tel: +1 212 504 6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☑Rule 13d-1(c)
☐Rule 13d-1(d)

CUSIP No.573284106

(1)
Names of reporting person:

 NNS Holding (and together with Mr. Nassef Sawiris, Mr. Philip Le Cornu and Mr. Philip Norman, the “Reporting Persons”).

I.R.S. Identification Nos. of above persons (entities only):  NA

(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☒
(3)	SEC use only:
(4)	Place of incorporation: Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5) Sole Voting Power: 4,398,778
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 4,398,778
(8) Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,398,778.
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA
(11)	Percent of Class Represented by Amount in Row (9): 6.60%.1
(12)	Type of Reporting Person: CO

__________________________
1 This percentage is calculated based upon 66,604,000 shares expected to be outstanding on a pro-forma basis as of March 31, 2014, as set forth in the Issuer’s registration statement filed on Form S-4 with the Securities and Exchange Commission on May 21, 2014, giving effect to the number of shares expected to be issued by the Issuer to holders of common stock of Texas Industries, Inc. (“TXI”) in connection with that certain Agreement and Plan of Merger by and between the Issuer, a subsidiary of the Issuer and TXI, dated as of January 27, 2014 (the “Merger Agreement”).

CUSIP No.573284106
(1)	Names of reporting person: Mr. Nassef Sawiris I.R.S. Identification Nos. of above persons (entities only): NA
(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☒
(3)	SEC use only:
(4)	Place of citizenship: Egypt
Number of shares beneficially owned by each reporting person with:	(5) Sole Voting Power: 0
(6) Shared Voting Power: 4,398,778
(7) Sole Dispositive Power: 0
(8) Shared Dispositive Power: 4,398,778

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,398,778.
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA
(11)	Percent of Class Represented by Amount in Row (9): 6.60%.2
(12)	Type of Reporting Person: IN

______________________________
2 This percentage is calculated based upon 66,604,000 shares expected to be outstanding on a pro-forma basis as of March 31, 2014, as set forth in the Issuer’s registration statement filed on Form S-4 with the Securities and Exchange Commission on May 21, 2014, giving effect to the number of shares expected to be issued by the Issuer to holders of common stock of TXI  in connection with the Merger Agreement.

CUSIP No.573284106
(1)	Names of reporting person: Mr. Philip Le Cornu I.R.S. Identification Nos. of above persons (entities only): NA
(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☒
(3)	SEC use only:
(4)	Place of citizenship: United Kingdom
Number of shares beneficially owned by each reporting person with:	(5) Sole Voting Power: 0
(6) Shared Voting Power: 4,398,778
(7) Sole Dispositive Power: 0
(8) Shared Dispositive Power: 4,398,778

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,398,778.
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA
(11)	Percent of Class Represented by Amount in Row (9): 6.60%.3
(12)	Type of Reporting Person: IN

_________________________
3 This percentage is calculated based upon 66,604,000 shares expected to be outstanding on a pro-forma basis as of March 31, 2014, as set forth in the Issuer’s registration statement filed on Form S-4 with the Securities and Exchange Commission on May 21, 2014, giving effect to the number of shares expected to be issued by the Issuer to holders of common stock of TXI  in connection with the Merger Agreement.

CUSIP No.573284106
(1)	Names of reporting person: Mr. Philip Norman I.R.S. Identification Nos. of above persons (entities only): NA
(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☒
(3)	SEC use only:
(4)	Place of citizenship: United Kingdom
Number of shares beneficially owned by each reporting person with:	(5) Sole Voting Power: 0
(6) Shared Voting Power: 4,398,778
(7) Sole Dispositive Power: 0
(8) Shared Dispositive Power: 4,398,778

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,398,778.
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA
(11)	Percent of Class Represented by Amount in Row (9): 6.60%.4
(12)	Type of Reporting Person: IN

__________________________________
4 This percentage is calculated based upon 66,604,000 shares expected to be outstanding on a pro-forma basis as of March 31, 2014, as set forth in the Issuer’s registration statement filed on Form S-4 with the Securities and Exchange Commission on May 21, 2014, giving effect to the number of shares expected to be issued by the Issuer to holders of common stock of TXI  in connection with the Merger Agreement.

Item 1(a).	Name of Issuer:

Martin Marietta Materials, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
The principal executive offices of Martin Marietta Materials, Inc. are located at 2710 Wycliff Road, Raleigh, North Carolina 27607.
Item 2(a).	Name of Person Filing:
A.	NNS Holding
B.	Mr. Nassef Sawiris
C.	Mr. Philip Le Cornu
D.	Mr. Philip Norman
Item 2(b).	Address of Principal Business Office or, if none, Residence:
A.	The registered address of NNS Holding is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.
B.	The principal business office of Mr. Nassef Sawiris is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.
C.	The principal business office of Mr. Philip Le Cornu is Ogier Group, Ogier House, The Esplanade, St Helier, Jersey, JE3 5HN, Channel Islands.
D.	The principal business office of Philip Norman is Ogier Group, Ogier House, The Esplanade, St Helier, Jersey, JE3 5HN, Channel Islands.
Item 2(c).	Citizenship:
A.	NNS Holding is an exempted company incorporated in the Cayman Islands with limited liability.
B.	Mr. Sawiris is a citizen of Egypt.
C.	Mr. Le Cornu is a citizen of the United Kingdom.
D.	Mr. Norman is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share
Item 2(e).	CUSIP Number:
573284106
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7);
	(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☑
Item 4.	Ownership

A. NNS Holding

(a)	Amount beneficially owned: 4,398,778
(b)
Percent of class: 6.60%. Legal title to the securities is held by NNS Holding. The entire share capital of NNS Holding is held by the NNS Jersey Trust, whose beneficiaries are principally Mr. Nassef Sawiris and his descendants. By virtue of their directorships of NNS Holding, Mr. Philip Le Cornu and Mr. Philip Norman have the shared power to vote and dispose of the shares held by NNS Holding. Mr. Philip Le Cornu, Mr. Philip Norman and Mr. Nassef Sawiris may be deemed to be the beneficial owners of such shares of common stock of the Issuer held by NNS Holding.

(c)	Number of shares to which the person has:

(i) Sole Voting Power: 4,398,778
(ii) Shared Voting Power: 0
(iii) Sole Dispositive Power: 4,398,778
(iv) Shared Dispositive Power: 0

B. Mr. Nassef Sawiris
(a)	Amount beneficially owned: 4,398,778
(b)
Percent of class: 6.60%. Legal title to the securities is held by NNS Holding. The entire share capital of NNS Holding is held by the NNS Jersey Trust, whose beneficiaries are principally Mr. Nassef Sawiris and his descendants. By virtue of their directorships of NNS Holding, Mr. Philip Le Cornu and Mr. Philip Norman have the shared power to vote and dispose of the shares held by NNS Holding. Mr. Philip Le Cornu, Mr. Philip Norman and Mr. Nassef Sawiris may be deemed to be the beneficial owners of such shares of common stock of the Issuer held by NNS Holding.

(c)	Number of shares to which the person has:

(i) Sole Voting Power: 0
(ii) Shared Voting Power: 4,398,778
(iii) Sole Dispositive Power: 0
(iv) Shared Dispositive Power: 4,398,778

C. Mr. Philip Le Cornu
(a)	Amount beneficially owned: 4,398,778
(b)
Percent of class: 6.60%. Legal title to the securities is held by NNS Holding. The entire share capital of NNS Holding is held by the NNS Jersey Trust, whose beneficiaries are principally Mr. Nassef Sawiris and his descendants. By virtue of their directorships of NNS Holding, Mr. Philip Le Cornu and Mr. Philip Norman have the shared power to vote and dispose of the shares held by NNS Holding. Mr. Philip Le Cornu, Mr. Philip Norman and Mr. Nassef Sawiris may be deemed to be the beneficial owners of such shares of common stock of the Issuer held by NNS Holding.

(c)	Number of shares to which the person has:

(i) Sole Voting Power: 0
(ii) Shared Voting Power: 4,398,778
(iii) Sole Dispositive Power: 0
(iv) Shared Dispositive Power: 4,398,778
D. Mr. Philip Norman
(a)	Amount beneficially owned: 4,398,778
(b)
Percent of class: 6.60%. Legal title to the securities is held by NNS Holding. The entire share capital of NNS Holding is held by the NNS Jersey Trust, whose beneficiaries are principally Mr. Nassef Sawiris and his descendants. By virtue of their directorships of NNS Holding, Mr. Philip Le Cornu and Mr. Philip Norman have the shared power to vote and dispose of the shares held by NNS Holding. Mr. Philip Le Cornu, Mr. Philip Norman and Mr. Nassef Sawiris may be deemed to be the beneficial owners of such shares of common stock of the Issuer held by NNS Holding.

(c)	Number of shares to which the person has:
(i) Sole Voting Power: 0
(ii) Shared Voting Power: 4,398,778
(iii) Sole Dispositive Power: 0
(iv) Shared Dispositive Power: 4,398,778

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
Item 8.	Identification and Classification of Members of the Group.
See Item 2 above and Exhibit 1.
Item 9.	Notice of Dissolution of Group.
Not applicable
Item 10.	Certification.

Each of the Reporting Persons herby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: July 3, 2014
By:	NNS Holding
Mr. Philip Norman
Director
Signature:	/s/ Philip Norman

Date: July 3, 2014

Mr. Nassef Sawiris
Signature:	/s/ Nassef Sawiris

Date: July 3, 2014

Mr. Philip Le Cornu
Signature:	/s/ Philip Le Cornu

Date: July 3, 2014

Mr. Philip Norman
Signature:	/s/ Philip Norman